Wilson Sonsini Goodrich & Rosati, P.C.

650 Page Mill Road

Palo Alto, California 94304

CONFIDENTIAL TREATMENT REQUESTED BY OCCAM NETWORKS, INC.

August 15, 2006

CERTAIN PORTIONS OF THIS LETTER HAVE BEEN OMITTED AND FILED

SEPARATELY WITH THE COMMISSION. CONFIDENTIAL TREATMENT HAS

BEEN REQUESTED WITH RESPECT TO THE OMITTED PORTIONS. OMITTED

INFORMATION HAS BEEN REPLACED IN THIS LETTER WITH A PLACEHOLDER

IDENTIFIED BY THE MARK “[***]”.

VIA EDGAR AND OVERNIGHT COURIER

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549-4561

Re:	Occam Networks, Inc.

Amendment No. 1 to Registration Statement on Form S-1

Filed June 29, 2006

File No. 333-134318

Form 10-K for the fiscal year ended December 31, 2005 (“Form 10-K”)

Form 10-Q for the period ended March 26, 2006 (“Form 10-Q”)

File No. 0-30741

Dear Mr. Shuman:

On behalf of Occam Networks, Inc. (“Occam” or the “Company”), we submit this letter in response to the comment letter dated July 26, 2006 from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) relating to Occam’s Amendment No. 1 to the Registration Statement on Form S-1 (File No. 333-134318) filed on June 29, 2006 (the “Registration Statement”).

U.S. Securities and Exchange Commission

Re: Occam Networks, Inc.

August 15, 2006

Because of the commercially sensitive nature of information contained herein, this submission is accompanied by a request for confidential treatment for selected portions of this letter. The Company is requesting confidential treatment for selected portions of this letter, including in connection with the Freedom of Information Act, and has filed a separate letter with the Office of Freedom of Information and Privacy Act Operations in connection with that request, pursuant to Rule 406 promulgated by the Commission under the Securities Act of 1933, as amended. For the Staff’s reference, we have enclosed a copy of the Company’s letter to the Office of Freedom of Information and Privacy Act Operations as well as a copy of this correspondence, marked to show the portions redacted from the version filed via EDGAR and for which the Company is requesting confidential treatment.

In this letter, we have recited the comments from the Staff in italicized, bold type and have followed the comment with Occam’s response. Where indicated, we have included certain proposed disclosure as Exhibits to this letter. Capitalized terms used but not defined herein shall have the meanings ascribed thereto in the Registration Statement. A copy of this letter, including the Exhibits attached hereto, has been sent to you via overnight courier.

1)	Please refer to prior comment 1. Please tell us whether any of the selling shareholder entities are affiliates of a registered broker-dealer. If so, please disclose whether the sellers purchased the shares in the ordinary course of business and at the time of the purchase of the securities to be resold, the sellers had any agreements or understandings, directly or indirectly, with any person to distribute the securities.

Occam supplementally advises the Staff that, based on written information provided by the selling stockholders to Occam and information filed by such stockholders with the Commission, none of the selling stockholders named in the Registration Statement are registered broker-dealers or affiliates of registered broker-dealers. A statement to this effect will be added in the next amendment to the Registration Statement in the Selling Stockholders section. In addition, Occam supplementally advises the Staff that, based on written information provided by the selling stockholders, all shares to be offered by the selling stockholders were purchased in the ordinary course of business and at the time of the purchase of the securities to be resold, the selling stockholders did not have any agreements or understandings, direct or indirect, with any person to distribute such shares.

2)	Please refer to prior comment 2. The information provided regarding how the selling shareholder obtained their shares should include a materially complete description of the material terms of the transaction in which the shares were obtained. Although related information is included in the Part II recent sales section, the requested information should be included in the prospectus. Please provide here a discussion of the material terms of the Series A-2 Preferred Stock Purchase Agreement specified in note 2 to the selling shareholder table or include a cross-reference to a location in the prospectus where it is discussed.

U.S. Securities and Exchange Commission

Re: Occam Networks, Inc.

August 15, 2006

Occam proposes to add disclosure to the Selling Stockholders section of the Registration Statement to include a description of the material terms of the Series A-2 preferred stock purchase agreement pursuant to which the selling stockholders acquired their shares of Series A-2 preferred stock, and the terms of such Series A-2 preferred stock pursuant to which they received the common stock that is included in the offering. A draft of this proposed disclosure is attached as Exhibit A to this response letter.

Form 10-K for the fiscal year ended December 31, 2005

Form 10-Q for the period ended March 26, 2006

Disclosure Controls and Procedures

3)	Please refer to prior comment 3. Your disclosure indicates that the control deficiencies you identified include such things as “limitations in financial staffing, with related inadequacies in segregation of duties” and “processes for preparation and review of SEC filings, press releases and review of financial schedules.” You also state that management “believes it likely that one or more [of the deficiencies] could be deemed a material weakness.” In light of this disclosure, please tell us your analysis regarding how these deficiencies affect your disclosure controls and procedures. For example, how does the deficiency in processes for preparation and review of SEC filings impact your ability to record, process, summarize and report information required to be disclosed? To the extent that management believes any of the deficiencies identified may be material, as discussion of this matter in the period reports would suggest, and management nevertheless concludes that the company’s disclosure controls and procedures are effective, we would expect to see an explanation of how management arrived at the effectiveness conclusion.

In their letter dated March 31, 2005, a copy of which has been provided to the Staff, PricewaterhouseCoopers LLP, Occam’s independent auditors at the time, identified certain internal control deficiencies in connection with their review of Occam’s financial statements for the year ended December 26, 2004. Of those deficiencies, PWC indicated, without drawing any affirmative conclusion, that three were critical and could potentially constitute a material weakness. Specifically, PWC indicated that a deficiency relating to segregation of duties was a “likely” material weakness, a deficiency relating to preparation of Exchange Act filings “could result” in a material weakness, and a deficiency relating to the quality of supporting schedules indicated that incomplete or inaccurate schedules “could lead to a more than a remote likelihood of material misstatement.” Occam’s current disclosure relating to these matters resulted from the Staff’s review of and comment on the registration relating to Occam’s rights offering during the second half of 2005. Occam has continued to provide this disclosure in an effort to satisfy Section 10b-5 obligations.

U.S. Securities and Exchange Commission

Re: Occam Networks, Inc.

August 15, 2006

During 2005 and 2006, Occam implemented numerous remedial measures to address the deficiencies reported in the PWC letter. A list of objectives and remedial measures implemented to date with respect to the matters identified by PWC is as follows:

•	Segregation of Duties. With respect to ensuring appropriate segregation of duties, the Company has (i) substantially increased the size of its finance department, (ii) implemented a formal approval process and allocation of accounting and review duties, and (ii) established a structured review process for accounting and public reporting.

•	Exchange Act Filings. The Company has (i) implemented schedules for the preparation and review of its Exchange Act filings and its press releases, (ii) increased the time available for all parties to review and comment on draft documents, and (iii) increased audit committee participation in the review and revision of such documents.

•	Supporting schedules and underlying accounts. The Company has (i) standardized and documented the processes for preparation of supporting schedules and making significant estimates, (ii) standardized and documented the formats of supporting schedules and preparation of estimates, including warranty, sales return reserve and accounts receivable reserves, and (iii) developed a review process consistent with the framework for segregation of duties.

Where remedial measures have taken time to implement, such as the addition of finance staff and the segregation of duties, Occam has implemented additional levels of internal audit and review to help ensure that any erroneous entries or misstatements are caught before they are reflected in the Company’s financial statements.

Based on the remedial actions taken by the Company to date, including those described above, the Company has made significant improvements in the areas of concern identified by PWC. In connection with their audit of the Company’s financial statements for the year ended December 25, 2005, Singer Lewak Greenbaum & Goldstein LLP (SLGG), the Company’s current independent registered public accountants, considered the Company’s internal controls in March 2006. In SLGG’s letter dated March 10, 2006, a copy of which has been supplementally provided to the Staff, SLGG provides a summary of their concerns regarding Occam’s internal controls, which summary is clearly more limited and less serious than PWC’s March 2005 letter. In their letter, SLGG states that they consider the matters identified to be significant deficiencies but not material weaknesses. Since the date of SLGG’s letter, the Company has made further enhancements to its internal controls,

U.S. Securities and Exchange Commission

Re: Occam Networks, Inc.

August 15, 2006

including the hiring of additional finance staff, including a corporate controller, the formalization of duties and responsibilities, the adoption of new review and reconciliation processes and the adoption and implementation of a document retention policy and procedure.

In their evaluation of the Company’s disclosure controls and procedures as of December 25, 2005 and March 26, 2006, management carefully considered the concerns identified in past PWC letters and the letter from SLGG in March 2006, and, based in part on the numerous remedial measures implemented by the Company as of the date of such evaluations, management was able to conclude that no material weaknesses in the Company’s internal controls existed on such dates and the Company’s disclosure controls and procedures were effective at the reasonable assurance level.

Occam proposes to add disclosure to the Internal Controls section of Management’s Discussion and Analysis of Financial Condition and Results of Operations (MD&A) to reflect the information provided above and Occam undertakes to include similar updated information in its future filings on Form 10-Q and 10-K. A draft of this disclosure is attached as Exhibit B.

[***]

4)	Please refer to prior comment 6. We note your response and are currently unable to concur with your assertion that the Occam and its predecessor have consistently filed Exchange Act reports on a timely basis based on calculations using anything other than the company’s actual year-end or quarter-end date. In this regard, please provide us with support for your assertion that the financial reporting approach whereby a company, using 13 or 14-week accounting quarters such that the last Sunday of the calendar quarter falls on a Sunday, is “permitted to use the calendar quarter end date as the period end date on their financial statements and the cover of their Exchange Act filings...”

Occam understands and agrees with the Staff that the appropriate method for calculation of filing deadlines is the actual end date of each accounting quarter. In its prior response, Occam did not mean to imply that it has filed its prior reports on a timely basis. Occam acknowledges that past filings made after the corrected deadline were late filings. On further review, Occam acknowledges that there is no specific accounting guidance for the assertion that companies using a 13 or 14 week accounting quarter are permitted to use the calendar quarter end dates in their financial statements and the cover of their Exchange Act filings.

5)	Consistent with your response to prior comments 6 and because you are required to file your periodic reports within the specified number of days “after the end of the fiscal year [or quarter in the case of quarterly reports],” please revise your statement in the Form 10-Q to indicate that, for the reasons given, a specified number of your prior Exchange Act filings were not timely filed. Disclose the number of times the company was late in filing its periodic reports.

U.S. Securities and Exchange Commission

Re: Occam Networks, Inc.

August 15, 2006

Occam proposes to revise the discussion of internal controls in the MD&A section of the Registration Statement to include the disclosure attached as Exhibit C. Occam undertakes to include similar disclosure in its future quarterly reports on Form 10-Q and annual report on Form 10-K for fiscal 2006.

6)	We also note your assertion that no change or alteration in any procedures or processes the Company has implemented to provide for timely reporting would be required. It would appear that discovery of the failure to file timely since the year 2000 requires you to adjust your processes for computing the due dates of periodic reports and to file the reports according to a new schedule. Disclose the basis on which you conclude that this is not a material change in procedures or processes that should be addressed in your disclosure under Item 308(c) of Regulation S-K.

Occam previously concluded that the change in its calculation of filing deadlines was not a material change in its disclosure controls or procedures based on the belief that it had misinterpreted the application of a rule but that applying the correct interpretation did not result in any change any particular control or procedure. Nevertheless, Occam did include disclosure in Item 4(b) of its Quarterly Report on Form 10-Q for the quarter ended March 26, 2006 that it had changed its approach for financial presentation and calculation of the deadline for filing Exchange Act reports. In response to the Staff’s comments, in its Quarterly Report on 10-Q for the quarter ended June 25, 2006, Occam added disclosure specifically indicating management’s conclusion that the incorrect calculation methodology constituted a significant deficiency and that it had changed the methodology in order to remedy the deficiency.

7)	Please explain how management is able to conclude that the company’s disclosure controls and procedures, which include reporting within the time periods specified in the SEC rules and forms, are effective in light of the fact that you appear to have filed your periodic reports one to four days late since August 2000, except in two instances.

[***]

[***]

[***]

U.S. Securities and Exchange Commission

Re: Occam Networks, Inc.

August 15, 2006

8)	Finally, please include risk factor disclosure in the pending registration statement stating clearly that the company has consistently filed its Exchange Act reports late and discuss the potential impact of this on the company and its investors. To the extent you change the effectiveness conclusion regarding the company’s disclosure controls and procedures in light of these comments, please include a discussion of the potential impact on the company and the resulting risks to its investors of your inability or unwillingness to determine whether the deficiencies in your disclosure controls and procedures that you discuss at length in your filings are significant deficiencies or material weaknesses.

In response to the Staff’s comments, Occam proposes to revise the existing risk factor regarding its internal controls on page 13 of the Registration Statement to reflect the information provided in response 3 above and information on the potential impact on the Company and its investors of the past and present deficiencies in the Company’s internal controls. Occam also proposes to add a new risk factor regarding its late Exchange Act filings to page 14 of the Registration Statement. A draft of these risk factors is attached as Exhibit E.

Other Matters

Upon resolution of the Staff’s comments set out above, the Company intends to file Amendment No. 2 to the Registration Statement to (i) give effect to the changes described herein, (ii) to include Occam’s financial statements as of and for the six months ended June 25, 2006 and (iii) to update certain other information to June 25, 2006.

U.S. Securities and Exchange Commission

Re: Occam Networks, Inc.

August 15, 2006

Please direct your questions or comments to me (650-320-4557) or Robert Kornegay (650-320-4553). In addition, we would request that you provide a copy of any future correspondence regarding this matter to the attention of Mr. Kornegay and me at fax number 650-493-6811. Thank you for your assistance.

Very truly yours,

WILSON SONSINI GOODRICH & ROSATI
Professional Corporation

/s/ Asaf Kharal
Asaf Kharal

cc:	Maryse Mills-Apenteng, U.S. Securities and Exchange Commission
Chris Farrell, Chief Financial Officer, Occam Networks, Inc.
Robert Kornegay, Wilson Sonsini Goodrich & Rosati, P.C.
Office of Freedom of Information and Privacy Act Operations (w/o exhibits)

EXHIBIT A

Description of Series A-2 Preferred Stock Purchase Agreement

We sold an aggregate of 3,233,380 shares of Series A-2 preferred stock at seven closings occurring between November 2003 and March 2005 pursuant to a series of Series A-2 Preferred Stock Purchase Agreements. Except as described below, each of the Purchase Agreements contained substantially the same terms and conditions. We raised gross proceeds of $32,333,800 in the private placement transactions. We expect that, immediately prior to the closing of this offering, each outstanding share of Series A-2 preferred stock will be voluntarily converted into common stock at a rate of approximately 2.2727 shares of common stock for each share of Series A-2 preferred stock, with all currently outstanding shares of Series A-2 preferred stock converting into approximately 8,599,472 shares of common stock.

The Series A-2 Preferred Stock Purchase Agreements provided for the sale of Series A-2 preferred stock by us to the investors named therein at a price per share of $10.00. The Purchase Agreements contained standard and customary representations and warranties of Occam and the investors. The Purchase Agreements also provided us with the right to offer shares of Series A-2 preferred stock to existing stockholders of Occam in a rights offering, which rights offering was completed on February 1, 2006. The Purchase Agreements provided for multiple closings and, in some cases, included obligations of the investors to purchase additional shares of Series A-2 preferred stock in subsequent closings. As of April 22, 2005, all rights and obligations of investors to purchase Series A-2 Preferred Stock had been exercised or had expired.

Investors in the private placement transactions, the number of Series A-2 shares purchased, and the dollar amounts invested were as follows:

	Affiliated Entitles of:
Closing of Series A-2 Preferred Stock Financing	U.S. Venture Partners	Norwest Venture Partners	New Enterprise Associates	Hook Partners	Windward Ventures	Alta Partners		Tellabs Equity Holdings	Crescent Venture Investors
November 19, 2003 Shares	1,090,910	300,000	200,000	20,000	—	—		—	—
$	$10,909,100	$3,000,000	$2,000,000	$200,000	$—	$—		$—	$—
December 10, 2003 Shares	—	—	—	—	40,000	—		—	—
$	$—	$—	$—	$—	$400,000	$—		$—	$—
March 8, 2004 Shares	—	—	—	—	20,000	400,000		—	—
$	$—	$—	$—	$—	$200,000	$4,000,000		$—	$—
April 1, 2004 Shares	100,000	53,200	—	—	—	—		—	—
$	$1,000,000	$532,000	$—	$—	$—	$—		$—	$—
January 7, 2005 Shares	140,000	187,500	75,000	—	—	125,000		—	—
$	$1,400,000	$1,875,000	$750,000	$—	$—	$1,250,000		$—	$—
January 14, 2005 Shares	—	—	—	25,000	10,791	—		—	—
$	$—	$—	$—	$250,000	$107,910	$—		$—	$—
March 23, 2005 Shares	60,000	112,500	45,000	—	—	75,000		200,000	53,479
$	$600,000	$1,125,000	$450,000	$—	$—	$750,000		$2,000,000	$534,790	(1)
April 20, 2005 Shares	—	—	—	—	—	226,800	(2)	—	—
$	$—	$—	$—	$—	$—	$2,268,000		$—	$—
Total

Shares	1,390,910	653,200	320,000	45,000	70,791	826,800		200,000	53,479
$	$13,909,100	$6,532,000	$3,200,000	$450,000	$707,910	$8,268,000		$2,000,000	$534,790

(1)	Paid by cancellation of all principal and accrued interest under an unsecured convertible promissory note dated June 27, 2003, issued to Crescent Venture Investors by Occam.

(2)	Issued upon exercise of warrants originally issued to Alta Partners in March 2004.

Contractual obligations

In connection with and as a condition to execution of the Series A-2 Preferred Stock Purchase Agreements, we entered into an amended and restated investors’ rights agreement with each of the purchasers of Series A-2 preferred stock in the private placement transactions. Under this agreement, we granted the purchasers contractual rights that included the registration rights described under “Description of Capital Stock—Registration Rights” in this prospectus.

Under the investors’ rights agreement, we granted each of U.S. Venture Partners (USVP), Alta Partners (Alta), New Enterprise Associates (NEA), Norwest Venture Partners (Norwest), and Tellabs Equity Holdings Corporation (Tellabs) a right of first refusal to acquire their respective pro-rata portion of any shares of our capital stock that we may propose to issue in the future, including any securities that are exercisable for or convertible into shares of our capital stock. This right of first refusal terminated on March 8, 2006.

Negative covenants by Occam

Under the investors’ rights agreement, we agreed that we will not do any of the following without the approval of two-thirds ( 2/3) of the then-outstanding Series A-2 preferred stock issued in the private placement transactions:

•	increase the number of shares our preferred stock designated as “Series A-2 preferred stock”;

•	designate, authorize, or issue (or obligate ourselves to do so) any equity security (or right convertible or exercisable into an equity security) having a preference over, or being on parity with, the Series A-2 preferred stock with respect to dividends, liquidation, or redemption;

•	pay any dividend or make any distribution on any shares of our capital stock; or

•	redeem, purchase, or acquire (or establish any sinking fund for such a purpose) any shares of our capital stock, other than repurchases of common stock from employees, officers, directors, or other persons performing services for us where we have the right to repurchase the shares on certain events such as a termination of employment or upon exercise of a right of first refusal in favor of Occam.

Special rights of Alta Partners

In connection with our sale of Series A-2 preferred stock to Alta in March 2004, we issued investment funds affiliated with Alta warrants to acquire additional shares of Series A-2 preferred stock at an exercise price of $10.00 per share. On April 20, 2005, Alta exercised the warrants in full, acquiring 226,800 shares of Series A-2 preferred stock for aggregate proceeds to us of $2.268 million.

As a further inducement to Alta to purchase Series A-2 preferred stock, we entered a board rights agreement with Alta. Under the terms of the agreement, in connection with any meeting of stockholders at which directors will be elected, Alta may require that we nominate a designee of Alta for election to our board of directors and that we include the nomination in any stockholder solicitation materials relating to the election. We are then required to use our commercially reasonable efforts to cause the election of Alta’s designee and to maintain the designee as a director. Alta has agreed to waive and terminate these Board rights immediately prior to the closing of the offering described in this prospectus.

Description of the Conversion of the Series A-2 Convertible Preferred Stock

Each holder of Series A-2 preferred stock may elect to convert his or her shares into common stock at any time based on the then-applicable conversion rate. Each share of Series A-2 preferred stock is presently convertible into approximately 2.2727 shares of common stock based on the current conversion price of $4.40 per common share. Upon a conversion, the stockholder will forfeit all rights, preferences, and privileges associated with the preferred stock and will be entitled only to the rights of a common stockholder holding the number of shares issued on such conversion.

Automatic conversion

All outstanding shares of Series A-2 preferred stock will convert into common stock at the then-applicable conversion rate upon the written election of 66 2/3% of the then-outstanding Series A-2 preferred stock. Investment funds affiliated with U.S. Venture Partners (USVP), New Enterprise Associates (NEA), and Norwest Venture Partners (Norwest), collectively holding approximately 63% of the outstanding Series A-2 preferred stock as of June 30, 2006, have agreed not to effect any such automatic conversion without the consent of Alta Partners (Alta). We currently expect to obtain the written consent of the holders of greater than 66 2/3% of the outstanding shares of Series A-2 preferred stock, including Alta Partners, to the conversion of all outstanding Series A-2 preferred stock immediately prior to the closing of this offering.

EXHIBIT B

Internal Controls

We are not currently subject to the management reporting and auditor attestation requirements of Section 404 of the Sarbanes-Oxley Act of 2002. We currently expect to become subject to these requirements for our fiscal year ending December 30, 2007. As a result, our independent auditors have not audited our internal controls over financial reporting. They have, however, from time to time identified actual or potential control deficiencies, which have resulted in changes in our internal controls as described below.

In a March 2005 management letter our independent auditors at that time identified certain internal control deficiencies in connection with their review of our consolidated financial statements for the year ended December 26, 2004. Of those deficiencies, our prior auditors indicated, without drawing any affirmative conclusion, that three could potentially constitute material weaknesses. Specifically, our prior auditors indicated that a deficiency relating to segregation of duties was a “likely” material weakness, a deficiency relating to preparation of Exchange Act filings “could result” in a material weakness, and a deficiency relating to the quality of supporting schedules “could lead to a more than a remote likelihood of material misstatement.”

An internal control deficiency exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis. A “material weakness” is a control deficiency, or combination of control deficiencies, that results in more than a remote likelihood that a material misstatement of the annual or interim financial statements will not be prevented or detected. A “significant deficiency” is a control deficiency, or combination of control deficiencies, that adversely affects the company’s ability to initiate, authorize, record, process, or report external financial data reliably in accordance with accounting principles generally accepted in the United States of America. In the case of a significant deficiency, a more-than-remote likelihood exists of a misstatement of the company’s annual or interim financial statements that is more than inconsequential.

During 2005 and 2006, we implemented numerous remedial measures to address the deficiencies reported in the management letter from our prior auditors. A list of objectives and remedial measures implemented to date with respect to the matters identified by our prior auditors is as follows:

•	Segregation of Duties. With respect to ensuring appropriate segregation of duties, we have (i) substantially increased the size of our finance department, (ii) implemented a formal approval process and allocation of accounting and review duties, and (ii) established a structured review process for accounting and public reporting.

•	Exchange Act Filings. We have (i) implemented schedules for the preparation and review of our Exchange Act filings and press releases, (ii) increased the time available for all parties to review and comment on draft documents, and (iii) increased audit committee participation in the review and revision of such documents.

•	Supporting schedules and underlying accounts. We have (i) standardized and documented the processes for preparation of supporting schedules and making significant estimates, (ii) standardized and documented the formats of supporting schedules and preparation of estimates, including warranty, sales return and accounts receivable reserves, and (iii) developed a review process consistent with the framework for appropriate segregation of duties.

Where remedial measures have taken time to implement, such as the addition of finance staff and the segregation of duties, we have implemented additional levels of review to help ensure that any erroneous entries or misstatements are caught before they are reflected in our consolidated financial statements. Management believes that while more permanent changes are being adopted, these manual controls have been effective in reporting accurate financial results in accordance with accounting principles generally accepted in the United States of America.

Based on the remedial actions taken to date, including those described above, we believe we have made significant improvements in the areas of concern identified by our prior auditors. In connection with their audit of our consolidated financial statements for the year ended December 25, 2005, our current independent registered public accountants commented on but did not audit our internal controls. Our current auditors’ concerns related to segregation of duties, deficiencies in internal controls and document retention. Our current auditors indicated that they consider the matters identified to be significant deficiencies but not material weaknesses. Since receiving the 2006 management letter, we have made further enhancements to our internal controls, including the hiring of additional finance staff, the formalization of duties and responsibilities, the adoption of new review and reconciliation processes and the implementation of a series of document retention improvements. Our internal control remediation efforts are continuing, and we expect they will continue through 2006 and into 2007 as we prepare to comply with Section 404 of the Sarbanes-Oxley Act of 2002 for our fiscal year ending December 30, 2007.

EXHIBIT C

In addition to the matters identified above, we have determined that our historic method of calculating the deadline for filing our reports under the Securities Exchange of 1934, as amended, was incorrect. As indicated in Note 1 to the Consolidated Financial Statements included in this report, we manage our activities based on a 13-week accounting quarter such that the fiscal period end date is the last Sunday of each quarter rather than the end of the calendar period. Until the filing of our Quarterly Report on Form 10-Q for the quarter ended March 26, 2006, which was timely filed, we calculated the filing deadline based on the calendar-period end date shown on our consolidated financial statements and not on our fiscal period end. Beginning with our Form 10-Q for the first quarter of fiscal 2006, we now present our financial statements and calculate our filing deadlines as of the actual fiscal period end date. Based on our review of our past filings, we believe that we were one to four days late in filing 14 Quarterly Reports on Form 10-Q and five Annual Reports on Form 10-K (excluding reports previously acknowledged as late on Form 12b-25). We believe that the miscalculation of our filing deadlines met the requirements of a significant deficiency in that it adversely affected our ability to report financial information within the prescribed time periods. We do not believe that it constituted a material weakness in our system of internal controls, however, in that it does not increase the likelihood of a misstatement in our consolidated financial statements. We changed our method of calculating our filing deadlines during the second quarter of fiscal 2006 and believe the significant deficiency has been remedied.

EXHIBIT D

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EXHIBIT E

If we fail to maintain proper and effective internal controls, our ability to produce accurate financial statements on a timely basis could be impaired, which would adversely affect our operating results, our ability to operate our business and our stock price.

Ensuring that we have adequate internal financial and accounting controls and procedures in place to produce accurate financial statements on a timely basis is a costly and time-consuming effort that needs to be re-evaluated frequently. We have in the past discovered, and may in the future discover, areas of our internal financial and accounting controls and procedures that need improvement.

In a March 2005 management letter our independent auditors at that time identified certain internal control deficiencies in connection with their review of our consolidated financial statements for the year ended December 26, 2004. Of those deficiencies, our prior auditors indicated, without drawing any affirmative conclusion, that three could potentially constitute material weaknesses. Specifically, our prior auditors indicated that a deficiency relating to segregation of duties was a “likely” material weakness, a deficiency relating to preparation of Exchange Act filings “could result” in a material weakness, and a deficiency relating to the quality of supporting schedules “could lead to a more than a remote likelihood of material misstatement.”

During 2005 and 2006, we implemented numerous remedial measures to address the deficiencies reported in the management letter from our prior auditors. A list of objectives and remedial measures implemented in 2005 with respect to the matters identified by our prior auditors is included under Item 4(b) of this quarterly report. In connection with their audit of our consolidated financial statements for the year ended December 25, 2005, our current independent registered public accountants commented on but did not audit our internal controls. Our current auditors’ concerns related to segregation of duties, deficiencies in internal controls and document retention. Our current auditors indicated that they consider the matters identified to be significant deficiencies but not material weaknesses. Since receiving the 2006 management letter, we have made further enhancements to our internal controls, including the hiring of additional finance staff, the formalization of duties and responsibilities, the adoption of new review and reconciliation processes and the implementation of a series of document retention improvements.

We expect that we will be required to comply with Section 404 in connection with our annual report on Form 10-K for our fiscal year ending December 30, 2007. We are expending significant resources in developing the necessary documentation and testing procedures required by Section 404 of the Sarbanes-Oxley Act. We cannot be certain that the actions we are taking to improve our internal controls over financial reporting will be sufficient, or that we will be able to implement our planned processes and procedures in a timely manner. If the processes and procedures that we implement for our internal controls over financial reporting are inadequate, our independent auditor may either issue a qualified opinion on the effectiveness of our internal controls or disclaim an opinion altogether as it relates to our internal controls. In addition, we may be unable to produce accurate financial statements on a timely basis. Any of the foregoing could cause investors to lose confidence in the reliability of our financial statements, which could cause the market price of our common stock to decline and make it more difficult for us to finance our operations and growth.

We have recently determined that our past Exchange Act reports on Forms 10-Q and 10-K were consistently filed after the applicable deadlines set forth in the SEC rules, which could adversely affect us and our investors.

We have determined that our historic method of calculating the deadline for filing our reports under the Securities Exchange of 1934, as amended, was incorrect. We manage our activities based on a 13-week accounting quarter such that the fiscal period end date is the last Sunday of each quarter rather than the end of the calendar period. Until the filing of our Quarterly Report on Form 10-Q for the quarter ended March 26, 2006, which was timely filed, we calculated the filing deadline based on the calendar-period end date shown on our financial statements and not on our fiscal period end. Beginning with our Form 10-Q for the first quarter of fiscal 2006, we now present our financial statements and calculate our filing deadlines as of the actual fiscal period end date. Based on our review of our past filings, we believe that we were one to four days late in filing 14 Quarterly Reports on Form 10-Q and five Annual Reports on Form 10-K (excluding reports previously acknowledged as late on Form 12b-25). We believe that the miscalculation of our filing deadlines met the requirements of a significant deficiency in that it adversely affected our ability to report financial information within the prescribed time periods. We do not believe that it constituted a material weakness, however, in that it does not increase the likelihood of a misstatement in our consolidated financial statements. We changed our method of calculating our filing deadlines during the second quarter of fiscal 2006 and believe the significant deficiency has been remedied.

As a result of these late filings, we expect to be ineligible for certain benefits that are reserved for issuers who have filed their Exchange Act reports on a timely basis, such as the use of a short form registration statement on Form S-3 for the registration of certain primary and secondary offerings. This is expected to raise our costs associated with future stock offerings and registrations.